DAVIS POLK & WARDWELL

RECEIVED
2008 NOV -3 P 2:22

[redacted]

08005676

PROCESSED
NOV 06 2008
THOMSON REUTERS

212 450 5691
luis.martos@dpw.com

File No. 82-4939

October 27, 2008

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Grupo Ferrovial's financial results corresponding to the first semester of 2008
- PDF presentation regarding financial results

If you have any questions, please do not hesitate to contact me at 212-450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

11/3








CHICAGO SKYWAY TOLL BRIDGE

RESULTS JANUARY - JUNE 2008

ferrovial

FTSE4Good

Dow Jones Sustainability Indexes

1 KEY FIGURES

The 2008 first half results were affected by **exchange-rate movements** (euro appreciation) and the **different consolidation perimeter** due to asset disposals in 2007 and 2008, which had a very significant impact on revenues and EBITDA. The **opening of T5** resulted in a substantial increase in costs and depreciation charges at BAA.

For comparative purposes, in order to eliminate all the elements that have distorted the performance of the various businesses, we have included a **Pro-forma** ***which excludes the changes in the consolidation perimeter, the non-recurrent results, hedging and the exchange-rate impact.***

The performance of these elements including and excluding the impact of the above-mentioned factors is as follows:

	Jun-08	Like-for-Like
Revenues	-5.1%	4.0%
EBITDA	-12.5%	-3.8%

Net profit reached EUR58.7m in the first half of 2008 (vs. EUR756.0m last year). As well as the factors mentioned above, this performance was affected by the huge impact of net capital gains on the 2007 net profit (EUR705m vs. EUR213m in 2008).

FINANCIAL HIGHLIGHTS

	Jun-08	Jun-07	Chg. (%)
Net Income	58.7	756.0	-92.2
EPS	0.4	5.4	-92.2
EBITDA	**1,284.2**	**1,467.0**	**-12.5**
Depreciation	593.1	550.2	7.8
EBIT	691.1	916.8	-24.6
Net revenues	**6,734.8**	**7,099.8**	**-5.1**
Gross capital expenditure	498.2	216.1	130.5
	Jun-08	**Dec-07**	**Chg. (%)**
Net financial Debt	28,702.6	30,263.8	-5.2
Net Debt Ex-Infrastructure Projects	2,201.0	1,987.3	10.8

OPERATING HIGHLIGHTS

	Jun-08	Jun-07	Chg. (%)
Construction Backlog	9,217	8,728	5.6
Services Backlog	9,908	9,256	7.0
Toll road Traffic (ADT)			
ETR 407 (VKT' 000)	1,079	1,053	2.5
Chicago Skyway	42,035	47,781	-12.0
Indiana Toll Road	27,303	29,756	-8.2
Autema	24,661	24,121	2.2
Ausol I	18,972	19,855	-4.4
Ausol II	18,592	20,002	-7.0
BAA (million pax.)	73.1	73.4	-0.4
Parking spaces	271,948	256,365	6.1

Unaudited figures, in EUR million

AIRPORTS

BAA

- **Capital increase at ADI:** ADI increased capital by (GBP486m), with the capital increase has been fully-subscribed by GIC, one of the three shareholders in the consortium. The two other shareholders, CDPQ and Ferrovial, saw their stakes diluted. The rights issue did not involve any cash inflow. GIC owned the PIK debt (GBP385m) which has been cancelled and contributed as capital, and the accumulated interest since 2006 (GBP101m) has been capitalised.

  The change in the shareholding structure is as follows

	% Previous	% Current
FERROVIAL	61.06	**55.87**
CDPQ	28.94	**26.48**
GIC	10.00	**17.65**

- On 1 April, the **new tariffs approved by the CAA for Heathrow (LHR) and Gatwick (LGW) came into effect.**

	Tariff 08/09 / Per Passenger	Annual growth 2009-2012
LHR	£ 12.80 (+23.5%)	+7.5%+ Inflation
LGW	£ 6.79 (+21.0%)	+2.0%+ Inflation

- On 27 March, Heathrow's **Terminal 5** came into operation.
- In April, the loan from the European Investment Bank ("EIB") was retired, with the cancellation of the existing lines of credit. Simultaneously, the **EIB agreed to make available a new loan of up to GBP439m**
- On 9 May, a formal request was made to the **ABI (Association of British Insurers) to identify existing BAA bondholders,** in order to start negotiations regarding the migration of their bonds.
- On 2 June, the company received the news that **nine financial institutions had reached agreement to refinance GBP7,650m** and give BAA a permanent financial structure.
- On 14 July, the **offer made to existing BAA bondholders was announced,** as part of BAA's debt refinancing process.

Unaudited figures, in EUR million

PROFIT AND LOSS ACCOUNT

(EUR)	Jun-08	Jun-07	Chg(%)
Revenues	1,555.0	1,859.4	-16.4
EBITDA	574.8	767.7	-25.1
EBITDA Margin	37.0%	41.3%	
EBIT	186.6	419.0	-55.5
EBIT Margin	12.0%	22.5%	

In euro terms, BAA's results were badly affected by movements in the sterling/euro exchange rate (+15.2%), **by the change in the consolidation perimeter after the disposal of various assets** in 2007 and 2008 and in the **rise in costs as a reflection of increased spending on security** and the opening of T5, together with **higher depreciation charges as a result of T5 coming into operation.**

BAA in sterling terms with like-for-like consolidation perimeter ***(excluding WDF, APP, Budapest and Australia)***

GBP Like-for-Like	Jun-08	Jun-07	Chg(%)
Revenues	1,149.9	1,043.2	10.2
EBITDA	415.3	475.1	-12.6
EBITDA Margin	36.1%	45.5%	
Depreciation	302.1	231.1	30.7
EBIT	113.2	244.0	-53.6
EBIT Margin	9.8%	23.4%	

Revenues improved 10.2%, reflecting a combination of a slight decline in passenger numbers (-0.4%) and higher tariffs (introduced in April 2008).

Operating costs rose 29%, principally at LHR and LGW.

GBP Like-for-Like	Jun-08	Jun-07	Chg(%)
COGS	734.6	568.1	29.3

There were particularly sharp increases in security and maintenance costs. At Heathrow, the opening of T5 and the airline relocation programme increased general costs.

These increased costs will be recovered thanks to tariff increases in the next few years.

The accelerated depreciation of T1 and the start of operations at T5 resulted in an additional GBP71m of depreciation charges.

Net financial charges include a provision for EUR19.5m related to the equity swap contracts taken out to hedge share option schemes.

The breakdown of revenues and EBITDA is set out in the table below:

(GBP million)	Revenues	EBITDA
Heathrow	648.3	204.9
Gatwick	211.6	61.5
Stansted	122.0	49.4
Scotland	102.2	48.6
Southampton	12.3	3.5
Heathrow express	76.4	18.0
Other & Adjustments	1.8	-0.1
UK	1,174.6	385.7
Naples	22.4	5.5
Central & Adjustments	-47.2	24.1
Total Airports	1,149.9	415.3
WDF	46.6	5.3
Other & Adjustments	13.3	26.6
Total BAA	1,209.8	447.2

Seasonality of revenues and EBITDA margin

BAA's key figures are seasonally-affected. The highest passenger numbers are in the second and third quarters, and these two quarters make the biggest contribution to the P&L.

	Q107	Q207	Q307	Q407	Q108	Q208
Revenues	845.1	1,014.3	1,074.2	888.8	725.6	829.4
EBITDA	313.3	454.4	494.9	280.1	211.8	363.0
EBITDA Margin	37.1%	44.8%	46.1%	31.5%	29.2%	43.8%

TRAFFIC PERFORMANCE

In the first half of 2008, passenger numbers reached 73.1 million, or a decline of 0.4% vs. the same period last year.

Million passengers	Jun-08	Change %
Heathrow	32.5	-0.4
Gatwick	16.4	2.0
Stansted	10.8	-4.6
Glasgow	3.8	-4.8
Edinburgh	4.3	2.2
Aberdeen	1.6	-1.5
Southampton	1.0	4.7
Total UK	70.4	-0.6
Naples	2.7	5.4
Total BAA	73.1	-0.4

The traffic trends noted at BAA's UK airports are a slight decline in domestic and an increase in international flights, with the latter reporting higher returns and load-factors.

Movements in BAA-ADIL-FGP Topco debt

At 30 June 2008, Net debt reached EUR16,232m (GBP12,830m), vs. EUR17,808m at 31 December 2007 (GBP13,097m).

The movements in sterling terms were as follows:

GBP million	**Jun 2008**	Dec 2007
BAA		
Cash and cash equivalents	**79**	140
Total BAA Limited bonds:	**(4,756)**	(4,617)
Convertible bonds	**(425)**	(849)
Secured debentures due 2017	**(30)**	(30)
Senior CAPEX Facility	**(1,950)**	(980)
£200 million Term Facility	**(200)**	(200)
Bank loans	**(13)**	(419)
BAA consolidated borrowings	**(7,374)**	(7,095)
BAA net debt	**(7,295)**	(6,955)
ADIL		
Cash and cash equivalents	**546**	
Senior Bank Loan due 2011	**(3,228)**	(3,228)
Subordinate Bank Loan due 2011	**(1,944)**	(1,947)
Senior loan notes	**(56)**	(74)
Borrowings from parent	**(5,088)**	(5,088)
Fair value adjustments	**(806)**	(816)
Convertible bonds elimination	**905**	1,329
ADIL consolidated borrowings	**(17,584)**	(16,919)
ADIL net debt	**(16,959)**	(16,779)
FGP Topco		
PIK		(457)
Toggle	**(702)**	(657)
Intercompany loan elimination	**5,088**	5,088
FGP Topco consolidated borrowings	**(13,198)**	(12,945)
FGP Topco net debt	**(12,572)**	(12,805)
Interest payable	**(258)**	(292)
FGP Topco net debt	**(12,830)**	(13,097)

The main variations were due to:

At BAA, sterling-denominated Net debt decreased GBP267m since December 2007, with the main variations being as follows:

- In June 2008, an agreement was reached whereby the PIK debt contributed by GIC (which owned 10% of the top company in the BAA group, FGP Topco) was capitalised. This debt amounted to GBP486m including unpaid interest; the nominal value of the debt was GBP385m, with a ten-year term and a 13% coupon.

Unaudited figures, in EUR million

- In April 2008, a loan for GBP411m made available by the EIB was cancelled against other existing lines of credit. Simultaneously, the EIB committed to making a new loan of up to GBP439m available when the new structure was finalised, subject to certain conditions.

- In February 2008, BAA obtained a new capex line of up to GBP800m in addition to its. The new line matures in April 2011 and has a coupon of LIBOR plus 233.75bp, which steps up in July 2008 (+16.5bp), January 2009 (+22bp) and July 2009 (+22bp).

- At 30 June 2008, the amount of the lines of credit for investment drawn down was GBP970m, part of which was used to retire the EIB loan. The undrawn amount of the lines of credit at that date was GBP1,100m, *covering forecast requirements for investment in new projects in 2008 and 2009.*

- Meanwhile, the euro-sterling exchange rate also made an impact on the value of BAA's euro-denominated bonds outstanding on 30 June 2008, which posted an increase of GBP130m. This impact was offset by the cross currency swap hedges taken out by the company to cover exchange-rate risks on these bonds.

OTHER AIRPORTS

Other airports & Adjustments	Jun-08	Jun-07	Chg (%)
Revenues	11.4	13.3	-14.6
EBITDA	-5.5	-3.9	-42.0
EBITDA Margin	-48.1%	-28.9%	
EBIT	-7.5	-6.0	-25.3
EBIT Margin	-65.7%	-44.7%	

TOLL MOTORWAYS AND PARKING SPACES

	Jun-08	Jun-07	Chg (%)	Like-for-Like
Revenues	515.7	481.9	7.0	10.1
EBITDA	346.4	320.7	8.0	11.5
EBITDA Margin	67.2%	66.6%		
EBIT	252.8	227.7	11.0	14.6
EBIT Margin	49.0%	47.3%		

TOLL MOTORWAYS

Toll motorway results, with growth in double figures in terms of both revenues and EBITDA, reflected the combination of sluggish or negative traffic growth, offset by a significant hike in tariffs, particularly in the case of the North American assets (Chicago +20%, average increase at ITR 27%).

TRAFFIC	Jun-08	Jun-07	Chg. (%)
407 ETR ('000 VKT)	1,079	1,053	2.5%
Chicago Skyway	42,035	47,781	-12.0%
Indiana Toll Road	27,303	29,758	-8.2%
Ausol I	18,972	19,855	-4.4%
Ausol II	18,582	20,002	-7.0%
Autema	24,681	24,121	2.2%
Radial 4	10,600	10,474	1.2%
Ocaña-La Roda	4,568	4,089	11.7%
M-45	63,961	88,968	-28.9%
Santiago-Talca	75,364	72,228	4.3%
Talca-Chillán	47,434	45,686	3.8%
Chillán-Collipulli	28,827	27,009	8.0%
Collipulli-Temuco	32,853	30,952	6.1%
Temuco-Rio Bueno	22,038	20,282	8.6%
M4-M6	24,838	22,964	8.0%
Euroscut Algarve	18,245	18,086	0.9%
Euroscut Norte Litoral	28,840	29,271	-1.5%

REVENUE (million Eur)	Jun-08	Jun-07	Chg. %
407 ETR	167.4	158.8	5.4%
Chicago Skyway	19.1	19.5	-2.3%
Indiana Toll Road	23.7	26.3	-10.1%
Ausol	27.6	28.2	-1.7%
Autema	24.0	22.1	8.5%
Radial 4	12.0	11.0	8.8%
Ocaña-La Roda	8.6	7.4	16.1%
M45	6.3	6.4	-1.5%
Chilean highways	99.6	87.9	13.3%
N4-N6	12.5	11.0	13.5%
Euroscut Algarve	17.0	16.7	2.1%
Euroscut Norte Litoral	17.6	17.0	3.1%
Nea Odos	8.0		

RBE	Jun08	Jun07	Var (%)
407 ETR	133.0	124.8	6.6%
Chicago Skyway	15.0	15.1	-0.7%
Indiana Toll Road	17.1	18.8	-8.8%
Ausol	22.2	21.7	2.3%
Autema	18.6	17.7	5.2%
Radial 4	5.6	5.7	1.9%
Ocaña-La Roda	4.0	1.9	114.3%
M45	5.9	6.1	-2.2%
Autopistas Chilenas	70.2	62.2	12.9%
M4-M6	9.0	7.8	15.0%
Euroscut Algarve	14.5	14.8	-1.8%
Euroscut Norte Litoral	14.3	13.8	3.3%
Nea Odos	6.0		

(EBITDA Margin/Revenue)	Jun-08	Jun-07	Chg (%)
Autopistas			
407 ETR	79.4%	78.6%	0.9%
Chicago Skyway	78.8%	77.6%	1.2%
Indiana Toll Road	72.4%	71.3%	1.1%
Ausol	80.2%	77.0%	3.2%
Autema	77.6%	80.0%	-2.4%
Radial 4	48.7%	52.0%	-3.3%
Ocaña-La Roda	47.1%	25.5%	21.6%
M-45	93.7%	94.4%	-0.6%
Chilean highways	70.5%	70.7%	-0.2%
M4-M6	72.3%	71.4%	1.0%
Euroscut Algarve	85.4%	88.8%	-3.4%
Euroscut Norte Litoral	81.2%	81.0%	0.2%
Nea Odos	75.0%		

The significant growth at the Toll motorways division is explained by the following factors:

1. <u>Tariff increases by toll motorway</u>

- **407-ETR:** For the first time, motoway tolls vary not only depending on the time of day (peak/off-peak hours), but also depending on the different sections travelled. The revised tariffs that have been applied since 1 February 2008 include a 9.4% increase at peak times in the

Unaudited figures, in EUR million

"Regular Zone" (between highways 401 and 404), and 8.0% at peak times in the "Light Zone" (the rest of the toll motorway). The tariff increase for off-peak hours was 7.1% across the board.

- **Chicago Skyway**: New tariffs came into force on 1 January 2008, with an average increase of 27.2%. The light vehicle toll has risen from USD2.5 to USD3.0 per journey, or an increase of 20%.
- **Indiana Toll Road**: New tolls for HGVs came into force on 1 April 2008, with an average increase of 20.0%. Since the introduction of electronic tolls, tolls for light vehicles not using a transponder have risen 72%. For electronic toll users, the tariff will remain unchanged until 2016. The Indiana Finance Authoritywill make up the difference to the concession company.
- **Chilean toll motorways:** As well as inflation-linked increases in tolls, a security premium increase was introduced in the case of the Maipo (+3.59%), Talca Chillán (+3.35%), Ruta del Bosque (+3.28%) and Ruta de la Araucanía (+1.88%) motorways.

2. Traffic performance by toll motorway

Traffic on the various toll motorways reflected the impact of economic slowdown in the respective countries. Also, traffic on the Spanish toll motorways in June was very severely affected by the transport strike in the first half of the month. The most signifcant interruptions were during the week of 9-15 June, when roads and connecting links were cut for the whole day, affecting both HGV and regular traffic.

- **407-ETR:** In the first half of 2008, Ontario had one less working day and two more public holidays than in the same period last year?. The motorway traffic is heavier on working days than on public holidays. Also, discretionary weekend traffic is increasingly reflecting the impact of the economic slowdown.

  However, the half-year traffic figures also reflect the positive impact of the completion of roadworks to widen the motorway which have been in progress over the last two years, and which have resulted in 100km of new lanes being added in the central sections of the motorway.

  Finally, weather conditions were worse than last year?, particularly in May and June, with more wet days, and this had a negative impact on traffic.

- **Chicago Skyway**: In the first half of 2008, the USA had one more public holiday than in the same period last year?. In addition, traffic performance was affected by capacity expansion on the alternative route.
- **Indiana Toll Road**: As mentioned above, there was one more public holiday in the first half of 2008 vs. the same period last year. Also, traffic on the open section (the barrier secton) closest to Chicago, reflected the impact of the temporary (until December 2008) closure of the I-65 link to the south of the Gary East toll station, diverting traffic to the Borman Expressway in Indiana and the Bishop Ford/Dan Ryan in Illinois.
- **Ausol I and Ausol II:** Traffic, principally at Ausol II, was affected by the September 2007 completion of roadworks at the port of Algeciras. These roadworks had a positive impact on HGV traffic in the first few months of 2007, leading to first half traffic growth in that year of 12.1%. Based on the performance of the last two years, average annual traffic growth will be 2.1%.
- **M-45**: Traffic performance was affected by both the opening of the section of the M-50 between the A-3 and A-2 dual carriageways in June 2007 and the completion of the tunnelling works on the M-30 in May last year.

Unaudited figures, in EUR million

However, the M-45 is a shadow toll motorway with revenues linked to traffic levels set out in the contract. At present, traffic levels are close to the ceiling where the concession makes maximum revenues.

- **Ocaña-La Roda:** The motorway is in its early years, when traffic growth is at its strongest.

3. Exchange-rate movements

Exchange-rate movements: the sharp depreciation of the US dollar (15.7%), the Canadian dollar (3.5%) and the Chilean peso (2%) reduced revenues from assets in those countries in euro terms.

4. Start-up of the Ionian Roads toll motorway in Greece

The Ionian Roads toll motorway comprises two independent sections that run parallel to the coast in the east and west of the country. This project is unusual in that one section, already in operation, has been transferred to the concession company. On 10 January, three months earlier than expected, the operational section of the motorway was transferred across, and the concession company started to collect toll revenues on that section on that date.

Cintra, which has a 33.34% stake in the concession company, consolidates the toll motorway's results by proportional integration. The motorway made a consolidated revenue contribution of EUR8m in the first six months of 2008.

FINANCING

1. 407-ETR: refinancing

The motorway announced that it had refinanced its debt maturing in 2008 with two separate bond issues:

Class	Rating	Amount (Mn)	Maturity	Fixed Cupon
Senior	A	CAD 250	2011	4.50%
Subordinated	BBB	CAD 300	2011	5.00%

Since October 2007, the motorway has issued bonds worth CAD1,175m.

2. Ionian Roads: debt syndication

Syndication of EUR400.9m of senior debt, which was 1.64x oversubscribed.

Unaudited figures, in EUR million

3. SH 130: financing finalised

	Amount	Maturity	Cost
Bank loan	$686	2038	Libor + 130/170 pbs
DoTxloan	$475	2043	4.46%
Equity	$197		
Total	$1,358		

Interest-rate coverage: 100% in the construction phase and 98% in the operational phase.

4. AUTEMA: short-term debt refinanced

	Amount	Maturity	Spread
Total	€618	2035	+ 140/160 pbs

There is also an undrawn credit line for EUR92m.

The refinancing allowed EUR299m to be distributed to Cintra.

Interest-rate and inflation coverage: 90%.

PARKING SPACES

	Jun-08	Jun-07	Chg (%)
Revenues	71.2	67.6	5.2
EBITDA	26.3	26.3	0.0
EBITDA Margin	37.0%	38.9%	
EBIT	16.9	17.9	-5.4
EBIT Margin	23.8%	26.5%	
Car park spaces	271,948	256,365	6.1

Revenue growth (+5.2%) was fundamentally down to the **increase in the number of parking spaces in use (+6.1%).**

EBITDA was stable at EUR26.3m but the EBITDA margin slipped to 37.0%.

After Half Term close, **Cintra has won** a five-year contract to manage the **airport bus and car park facilities at Stansted (London),** in conjunction with National Express Limited.

The contract comprises 28,363 parking spaces covering six different types of parking (Valet Parking, Short Stay, Medium Stay, Long Stay and staff parking), located in the immediate vicinity of the airport. Through its partner National Express Limited, the company will also offer a Business Car Park service, collecting passengers from the car parks and transporting them directly to the terminal.

Unaudited figures, in EUR million

SERVICES

	Jun-08	Jun-07	Chg(%)	Like-for-Like
Revenues	2,282.4	2,255.6	1.2	9.0
EBITDA	220.8	227.5	-2.9	3.0
EBITDA Margin	9.7%	10.1%		
EBIT	142.4	152.5	-6.7	-0.7
EBIT Margin	6.2%	6.8%		
EBT	120.4	137.3	-12.3	-2.3
EBT Margin	5.3%	6.1%		
Backlog	9,908.3	9,256.0	7.0	
Capital expenditure	84.1	122.9	-31.6	

The performance of the Services division was badly affected by currency deterioration against the euro. At this division, nearly 60% of revenues are in currencies other than the euro.

Excluding Tube Lines, the Services dvision would have posted revenue growth of 11.1% and (Like-for-Like) EBITDA growth of 9.4%.

AMEY

N.B: due to the substantial appreciation of the euro against sterling, the detail of Amey's activities is shown in sterling)

GBP	Jun-08	Jun-07	Chg. (%)
Revenues	727.6	664.1	9.6
EBITDA	65.7	70.8	-7.2
EBITDA Margin	9.0%	10.7%	
EBIT	46.5	51.5	-9.8
EBIT Margin	6.4%	7.8%	
EBT	46.4	55.1	-15.8
EBT Margin	6.4%	8.3%	
Backlog (*)	3,854.3	3,270.0	17.9

(*) Excluding the EUR11,441.6m backlog at Tube Lines

Two very clear trends can be observed at Amey: reduced activity at Tube Lines as a reflection of activity moving from a heavy capital expenditure phase into a phase centred on maintaining the installations, which contrasts with the very robust growth ofAmey's other activities.

Unaudited figures, in EUR million

Amey: detail by activity

TUBE LINES

Tube lines-GBP	Jun-08	Jun-07	Chg. %
Revenues	268.2	270.0	-0.6
EBITDA	25.1	32.0	-21.6
EBITDA Margin	9.4%	11.9%	

According to the business plan, the project is entering a lighter capital expenditure and higher maintenance phase, reflected in a progressive decline in turnover and results. This lower accounting contribution will be offset in cash terms byan increase in dividends.

The quarterly performance was in line with the company's own forecasts.

AMEY (EX-Tube lines)-GBP	Jun-08	Jun-07	Chg. %
Revenues	459.4	394.1	16.6
EBITDA	40.6	38.8	4.7
EBITDA Margin	8.8%	9.8%	

Amey's other activities posted revenue growth of 16.6% and EBITDA growth of 4.7%.

EBITDA suffered from a **substantial increase in costs associated with** various aspects of the **tendering process.**

SWISSPORT

Euros	Jun-08	Jun-07	Chg. (%)	Like-for-Like
Revenues	570.5	559.2	2.0	8.2
EBITDA	28.2	21.6	31.0	34.1
EBITDA Margin	4.9%	3.9%		
EBIT	12.8	6.2	108.3	110.3
EBIT Margin	2.2%	1.1%		
EBT	5.1	0.1	ns	
EBT Margin	0.9%	0.0%		

Significant improvement in profitability: EBITDA increased 31.0%, with an improvement in margins.

Excluding the exchange-rate impact, revenues would have risen 8.2% and EBITDA 34.1%.

The robust growth at the EBITDA level was due to both the costsavings programme introduced in 2007 and the new stations opened.

Commercial expansion at Swissport continues. In the last few months, it has announced new activities such as: a new licence to operate at **10 South African airports** for five years (extendable for a further five years); **an agreement with Virgin Atlantic** to carry out its global cargo planning services; cargo services at **Vienna airport;** expansion of its (handling and ramp) services at **Kiev**

airport; and new ground handling at **Paris Charles de Gaulle airport**. Finally, Swissport has won new contracts at **Athens airport**.

Swissport's results are highly seasonal:

	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08
Revenues	274.0	285.2	305.5	285.1	281.8	288.7
EBITDA	10.2	11.3	22.7	14.2	11.4	16.8
EBITDA Margin	3.7%	4.0%	7.4%	5.0%	4.0%	5.8%

EBITDA distribution over the year as a whole tends to be 40% in H1 and 60% in H2, while revenues are more evenly spread (50% in H1 and 50% in H2); the margin is thus much higher in the two latter quarters of the year.

SERVICES EX-AMEY AND SWISSPORT

	Jun-08	Jun-07	Chg. (%)
Revenues	776.6	713.3	8.9
EBITDA	108.1	101.1	6.9
EBITDA Margin	13.9%	14.2%	
EBIT	69.8	70.1	-0.5
EBIT Margin	9.0%	9.8%	
EBT	55.7	55.7	0.0
EBT Margin	7.2%	7.8%	
Backlog	4,954.2	4,415.1	12.2

Revenue growth in the first half of 2008 (+8.9%) was only partly reflected in EBITDA growth (+6.9%) due to higher costs and provisions.

BACKLOG GROWTH

Ongoing marketing efforts were reflected in backlog growth of 12.2% vs. the same period last year.

EUR million

2004	2005	2006	2007	H1 08
2.150	2.950	3.655	4.560	4.954

Unaudited figures, in EUR million

CONSTRUCTION

	Jun-08	Jun-07	Chg. %	Like-for-Like
Revenues	2,418.4	2,514.9	-3.8	-4.5
EBITDA	151.8	159.9	-5.1	-5.0
EBITDA Margin	6.3%	6.4%		
EBIT	122.3	129.5	-5.5	-6.0
EBIT Margin	5.1%	5.1%		
EBT	166.3	157.8	5.4	4.1
EBT Margin	6.9%	6.3%		
Backlog	9,217.5	8,727.8	5.6	n.s.
Gross capital expenditure	22.6	17.2	31.4	

Earning before taxes (EBT) posted robust growth in spite of the decline in activity, due to the improvement in net financial charges.

In the first half of 2008, **two very different profiles could be observed within the Construction division:** contraction in the domestic business and positive growth in international activity.

Overall, **revenues declined 3.8% and profits were maintained at similar levels** to the same period last year (EBITDA 6.3% vs. 6.4%), with **an increase in the backlog (+5.6%)** that guarantees the visibility of the division's results in future years.

EBITDA slipped -5.1%. **This negative growth was down to the domestic market and the start up of operations in the UK.**

BACKLOG

New contracts won were reflected in **the increase in the backlog, principally internationally,** with the total backlog rising from EUR2,852m to EUR3,521m (+23.5%); excluding Budimex and Webber, the international backlog increased 32.3%.

	Jun-08	Jun-07	Chg(%)
Civil work	6,084.0	5,004.0	21.6
Residential work	910.3	1,398.8	-34.9
Non-residential work	1,394.4	1,425.4	-2.2
Industrial	828.6	899.6	-7.9
Total	9,217.5	8,727.8	5.6

The growth in the backlog was driven by **international activity; this represented nearly 40% of the total.**

DOMESTIC MARKET

	Jun-08	Jun-07	Chg(%)
Revenues	1,554.9	1,783.3	-12.8
EBITDA	116.1	131.6	-11.8
EBITDA Margin	7.5%	7.4%	
EBIT	100.2	113.7	-11.9
EBIT Margin	6.4%	6.4%	
EBT	130.3	144.4	-9.8
EBT Margin	8.4%	8.1%	
Backlog	5,696.4	5,875.6	-3.1

Unaudited figures, in EUR million

Revenues continued to decline, **but careful contract selection in previous quarters enabled profitability to be maintained at similar levels to the previous year.** It is also important to note that the high level of activity in the first half of 2007 resulted in an unfavourable comparison.

INTERNATIONAL MARKET

	Jun-08	Jun-07	Chg(%)	Like-for-like
Revenues	869.0	739.8	17.5	15.2
EBITDA	35.7	28.3	25.8	26.5
EBITDA Margin	4.1%	3.8%		
EBIT	22.2	15.8	40.5	36.7
EBIT Margin	2.6%	2.1%		
EBT	35.9	13.4	168.8	150.5
EBT Margin	4.1%	1.8%		
Backlog	3,521.1	2,852.1	23.5	

BUDIMEX

	Jun-08	Jun-07	Chg(%)	Like-for-like
Revenues	437.4	379.1	15.4	4.3
EBITDA	15.6	4.3	267.1	232.0
EBITDA Margin	3.6%	1.1%		
EBIT	12.9	1.5	758.5	676.3
EBIT Margin	3.0%	0.4%		
EBT	18.3	0.4	n.s.	n.s.
EBT Margin	4.2%	0.1%		
Backlog	924.0	801.5	15.3	2.6

Significant improvement in profitability: the EBITDA margin was nearly 4%. There was also a **very substantial increase in EBT** due to penalty interest payments. **The backlog reached EUR924m.**

WEBBER

	Jun-08	Jun-07	Chg. %	Like-for-like
Revenues	158.4	150.6	5.1	21.7
EBITDA	10.8	14.0	-22.6	-10.4
EBITDA Margin	6.8%	9.3%		
EBIT	4.0	6.9	-41.1	-31.9
EBIT Margin	2.6%	4.6%		
EBT	3.6	7.3	-51.0	-43.3
EBT Margin	2.3%	4.9%		
Backlog	519.2	480.0	8.2	26.9

Strong revenue and backlog growth in local currency terms (+22% and +27% respectively): Penalties incurred due to delays in 2007 restricted improvements in profitability.

The growth in the **backlog** is an indication of the future performance of this business.

Unaudited figures, in EUR million

3 PROFIT AND LOSS ACCOUNT

	Jun-08	Jun-07	Chg (%)	Like-for-Like
NET REVENUES	6,734.8	7,099.8	-5.1	4.0
Other revenues	22.2	25.0	-11.2	
Total operating revenues	6,757.0	7,124.8	-5.2	
External and operating expenses	3,563.0	3,751.0	-5.0	
Personnel expenses	1,909.8	1,907.0	0.1	
Total operating expenses	5,472.7	5,658.0	-3.3	
EBITDA	1,284.2	1,467.0	-12.5	-3.8
EBITDA margin	19.1%	20.7%		
Period depreciation	593.1	550.0	7.8	21.4
EBIT	691.1	916.8	-24.6	-19.8
EBIT margin	10.3%	12.9%		
Financial results	-1,101.9	-903.1	-22.0	
Financial result of infraestructure projects	-967.7	-826.8	-17.0	
Financial result of other companies	-134.2	-76.3	-75.8	
Equity-accounted affiliates	3.6	6.9	-48.1	
Other income	306.4	645.6	-52.5	
EBT	-100.9	666.1	-115.1	
Corporate income tax	115.4	176.2	34.5	
CONSOLIDATED INCOME	14.5	842.2	-98.3	
NET INCOME ATTRIBUTED	14.5	842.2	-98.3	
Minority interest	44.2	-86.3	n.s.	
TOTAL NET INCOME	58.7	756.0	-92.2	

*EBITDA is calculated as EBIT plus depreciation, excluding provisions, with variations in working capital provisions included under the heading of "External expenses". For comparative purposes, the data for 2007 has been presented using the same criteria.

Unaudited figures, in EUR million

NET REVENUES

Excluding the exchange-rate impact and the variation in the consolidation perimeter, growth would have been +4.0%.

	Jun-08	Jun-07	Chg. %	Like-for-like
Construction	2,418.4	2,514.9	-3.8	-4.5
Airports	1,566.4	1,872.7	-16.4	10.0
Toll Roads & Car Parks	515.7	481.9	7.0	10.1
Services	2,282.4	2,255.6	1.2	9.0
Others	-48.1	-25.3	n.s.	
Total	**6,734.8**	**7,099.8**	**-5.1**	**4.0**

The **percentage revenue contribution** of the various business areas was as follows:

	Jun-08	Jun-07
Construction	36%	35%
Airports	23%	26%
Toll Roads & Car Parks	8%	7%
Services	34%	32%

The **geographical breakdown** was as follows:

	Jun-08	%	Jun-07	%	Chg. %
Spain	**2,474.0**	**37%**	**2,608.9**	**37%**	**-5.2**
UK	2,588.6	38%	2,935.8	41%	-11.8
USA & Canada	554.0	8%	536.3	8%	3.3
Poland	425.4	6%	405.8	6%	4.8
Chile	121.7	2%	116.7	2%	4.3
Rest of Europe	464.2	7%	395.7	6%	17.3
Other countries	106.9	2%	100.6	1%	6.3
Total International	**4,260.8**	**63%**	**4,490.9**	**63%**	**-5.1**
TOTAL	**6,734.8**	**100%**	**7,099.8**	**100%**	**-5.1**

International revenues exceeded domestic revenues and represented 63% of the total.

STAFF EXPENSES

Staff expenses increased 0.1% to EUR1,909.8m. The average number of employees at 30 June 2009 reached 103,901 vs. 99,705 employees in the first half of 2007.

Unaudited figures, in EUR million

EBITDA

Excluding the exchange-rate impact and the variation in the consolidation perimeter, growth would have been -3.8%.

The breakdown by business area was as follows

	Jun-08	Jun-07	Chg. %	Like-for-like
Construction	151.8	159.9	-5.1	-5.0
Airports	569.4	763.9	-25.5	-12.9
Toll Roads & Car Parks	346.4	320.7	8.0	11.5
Services	220.8	227.5	-2.9	3.0
Others	-4.1	-5.0	n.s.	n.s.
Total	**1,284.2**	**1,467.0**	**-12.5**	**-3.8**

The contribution made by the Airports, Services and Toll Motorways divisions accounted for 88% of EBITDA. Construction represented 12%.

	Jun-08	Jun-07
Construction	12%	11%
Airports	44%	52%
Toll Roads & Car parks	27%	22%
Services	17%	16%

Activities carried out outside Spain represented 78% of EBITDA in 1H08.

The geographical breakdown of EBITDA was as follows:

	Jun-08	%	Jun-07	%	Chg. %
Spain	**278.1**	**22%**	**292.5**	**20%**	**-4.9**
UK	655.6	51%	869.6	59%	-24.6
USA & Canada	180.0	14%	183.3	12%	-1.8
Poland	18.5	1%	2.9	0%	n.s.
Chile	72.4	6%	65.4	4%	10.7
Rest of Europe	68.7	5%	45.1	3%	52.3
Other countries	10.9	1%	8.2	1%	32.9
Total International	**1,006.1**	**78%**	**1,174.5**	**80%**	**-14.3**
TOTAL	**1,284.2**	**100%**	**1,467.0**	**100%**	**-12.5**

DEPRECIATION

Depreciation charges were 7.8% higher than in 2007. Excluding the exchange-rate impact, depreciation would have increased by 21.4%. The main explanation is the significant increase in depreciation at BAA for the accelerated depreciation of T1 and the entry of T5 into operation.

Unaudited figures, in EUR million

EBIT

Excluding the exchange-rate impact and the variation in the consolidation perimeter, growth would have been -19.8%, mainly due to the above-mentioned increase in depreciation charges.

The breakdown by business area was as follows:

	Jun-08	Jun-07	Chg. %	Like-for-like
Construction	122.3	129.5	-5.5	-6.0
Airports	179.1	413.1	-56.6	-54.9
Toll Roads & Car Parks	252.8	227.7	11.0	14.6
Services	142.4	152.5	-6.7	-0.7
Others	-5.5	-6.1	n.s.	n.s.
Total	**691.1**	**916.8**	**-24.6**	**-19.8**

The contribution made by the Airports, Services and Toll Motorways divisions accounted for 82% of EBIT. Construction represented 18%.

	Jun-08	Jun-07
Construction	18%	14%
Airports	26%	45%
Toll Roads & Car Parks	37%	25%
Services	21%	17%

In the period under review, the EBIT contribution from activities carried out outside Spain was 71%.

The geographical distribution of EBIT was as follows:

	Jun-08	%	Jun-07	%	Chg. %
Spain	**198.7**	**29%**	**204.7**	**22%**	**-2.9**
UK	242.8	35%	493.2	54%	-50.8
USA & Canada	134.5	19%	134.4	15%	0.1
Poland	15.7	2%	2.7	0%	n.s.
Chile	46.8	7%	42.4	5%	10.4
Rest of Europe	48.7	7%	34.7	4%	40.3
Other countries	3.9	1%	4.7	1%	-17.0
Total International	**492.4**	**71%**	**712.1**	**78%**	**-30.9**
TOTAL	**691.1**	**100%**	**916.8**	**100%**	**-24.6**

NET FINANCIAL CHARGES

The increase in net financial charges was mainly a reflection of the non-cash accounting impact of the valuation of the various derivatives contracts signed (EUR212m), hedging stock option schemes at Ferrovial and Cintra and in relation to the refinancing of BAA.

Net financial charges for hedging (EUR million):

Stock option schemes at Ferrovial / Cintra	-85
Inflation hedging	-215
Interest-rate hedging	+113
Other hedging	-25
Total	**-212**

Net financing charges declined as a function of debt retirement, consequent to asset disposals in 2007 and 2008.

	Jun-08	Jun-07	Chg. %
Infrastructure Projects (Financing)	-819.6	-928.4	11.2
Infrastructure Projects (derivatives)	-148.1	101.6	-245.7
Rest of group (Financing)	-69.5	-76.3	15.6
Rest of group (derivatives)	-64.8	0.0	n.s.
Total	**-1,101.9**	**-903.1**	**-22.0**

The increase in net financial charges was due to:

A) FINANCIAL CHARGES FOR INFRASTRUCTURE PROJECTS

1. BAA/ADI

Financial charges at BAA/ADI reached EUR630.2mvs. EUR546.2m in 2007.

	Jun-08	Jun-07	Chg. %
Infra. projects (financing)	-502.1	-631.9	20.5
Infra. projects (derivatives)	-128.1	85.7	-249.5
Total	**-630.2**	**-546.2**	**-15.4**

On the one hand, financial charges fell due to the reduction in acquisition debt after asset disposals at BAA.

On the other hand, there was a negative impact from the decline in value of the hedging contracts taken out in relation to the refinancing, as a reflection of the fall in Libor and the rise in inflation. This lower valuation had no associated cash impact.

Unaudited figures, in EUR million

Net financial charges included a provision of EUR19.5m related to equity swap contracts signed to hedge option schemes using Ferrovial shares.

2. Toll motorway concessions

Net consolidated financial charges increased by EUR60.9m. However, in cash terms, net financial charges fell by EUR8.9m, mainly as a reflection of currency depreciation against the euro. The increase in accounting financial charges was driven by the fall in value ofhedging contracts and the increase in inflation:

- **At the Chilean toll motorways, financial charges were EUR27.2m** higher in local currency, mainly due to the higher inflation component of the UF-denominated debt that did not imply a cash outflow.
- **At the 407-ETR**, financial charges were higher as a reflection of a provision for EUR7.3m made in the first quarter to cover the devaluation of the motorway's investments in ABCPs.
- **Reasonable value adjustments made to hedging contracts** taken out at various toll motorways, principally at the 407-ETR, increased net financial charges by approximately EUR32.2m. This is a financial charge that does not involve any cash outflow.
- **Movements in the euro exchange rate** against the principal currencies affected the euro value of debt in those currencies, and as a result, the associated financial charges. This effect reduced financial charges for the period by EUR12.7m.
- Net financial charges include a provision of EUR8.5m related to the **equity swap** contracts taken out to hedge share option schemes at Ferrovial and Cintra.

B) FINANCIAL CHARGES (Rest of Group)

The "Financial Charges – Rest of Group" element amounted to EUR129.2m vs. EUR76.3m in the same period last year.

Net financial charges included a provision of EUR64.8m to cover hedging instruments, of which EUR56.8m related to the equity swap contracts taken out to cover staff share option schemes. This provision was required because the share price at 30 June 2009 (EUR39.2) was lower than the price at 31 December 2007 (EUR48.12).

Financial charges at Ferrovial Infraestructuras fell to EUR70.1m in the first half of 2008 from EUR95.7m in the same period last year.

EQUITY-ACCOUNTED AFFILIATES

This element contracted to EUR3.6m vs. EUR6.9m last year. The difference was due to the sale of BAA's minority interests in various Australian airports.

OTHER INCOME

This element amounted to EUR306.4m, and included 100% of the capital gain on the sale of WDF.

Unaudited figures, in EUR million

In 2007, this element amounted to EUR645.6m, reflecting the disposal of interests in Sydney and Budapest airports, together with the impact of tax changes in the UK.

CORPORATE INCOME TAX

A tax credit of EUR115.4m was generated, vs. EUR176.2m in the previous year.

The tax credit reflected losses at BAA/ADI, Ferrovial Infraestructuras and Cintra.

The sale of WDF was tax-free.

MINORITY INTERESTS

This element was negative in the first half of 2008 at –EUR44.2m vs. EUR86.3m in 2007. This was due to negative pre-tax results at both ADI and the Toll Motorways division.

NET INCOME

Net profit reached EUR58.7m in the first six months of the year (vs. EUR756.0m in the previous year). As well as the above-mentioned factors, this sizeable difference is explained by the significant impact of net exceptional items on net profits in 2007 (EUR705m) and 2008 (EUR213m).

Unaudited figures, in EUR million

4 CONSOLIDATED BALANCE SHEET AT 30 JUNE 2008 AND OTHER ELEMENTS

	Jun-08	Dec-07
FIXED AND OTHER NON-CURRENT ASSETS	**41,860.4**	**42,920.7**
Consolidation goodwill	6,915.3	7,241.6
Intangible assets	167.8	160.3
Investments in infrastructure projects	29,368.6	30,928.5
Property	104.3	
Plant and equipment	825.7	784.8
Equity-consolidated companies	100.6	102.1
Non-current financial assets	2,344.7	2,253.3
Pension surplus	209.0	165.4
Deffered taxes	1,191.3	1,033.7
Derivative financial instruments at fair value	633.1	251.0
ASSETS CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS	**615.3**	**1,095.8**
CURRENT ASSETS	**8,495.2**	**7,570.6**
Inventories	576.2	497.0
Trade & other receivables	4,891.9	4,779.3
Cash and cash equivalents	3,027.1	2,294.3
TOTAL ASSETS	**50,970.9**	**51,587.1**
EQUITY	**7,154.6**	**6,848.1**
Capital & reserves attributable to the Company's equity holders	3,717.8	3,911.7
Minority interest	3,436.8	2,936.4
DEFFERED INCOME	**332.7**	**321.8**
NON-CURRENT LIABILITIES	**35,313.3**	**36,300.9**
Pension provisions	99.0	93.4
Other non current provisions	352.4	416.6
Borrowings	30,705.4	31,633.8
Other borrowings	193.6	178.1
Deffered taxes	2,868.4	3,138.5
Derivative financial instruments at fair value	1,094.4	840.6
LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS	**277.1**	**362.5**
CURRENT LIABILITIES	**7,893.2**	**7,751.8**
Borrowings	1,336.6	1,226.4
Trade and other payables	5,977.0	6,015.3
Current provisions	579.6	510.1
TOTAL LIABILITIES & EQUITY	**50,970.9**	**51,585.1**

Unaudited figures, in EUR million

NET DEBT POSITION

Ferrovial's net debt declined **EUR1,561m to EUR28,703m**, vs. EUR30,264m in December 2007. A significant part (EUR1,214m) of the variation in infrastructure project debt reflected sterling/euro exchange-rate movements, due to the appreciation of the euro.

	jun-08	dec-07
Construction	-1,738.7	-1,910.7
Servicies	1,465.0	1,412.7
Corporate-Others	746.7	476.5
Grup Net debt ex-infrastructures (a)	***473.0***	***-21.5***
Ferrovial Infraestructuras	2,080.7	2,181.7
Toll roads & Car parks	-352.7	-172.9
NCP Infrastructures holdings (b)	1,728.0	2,008.8
NCP ex-infrastructures projects c = (a+b)	***2,201.0***	***1,987.3***
BAA	16,231.5	17,807.5
Other airports	33.6	28.3
Highways	8,586.9	8,742.6
Tubelines & Other Amey's concessions	1,619.5	1,663.9
Others	30.1	34.1
NCP infrastructure projects (d)	***26,501.6***	***28,276.4***
Total net debt (c+d)	***28,702.6***	***30,263.8***

The main variations were due to:

Exchange-rate movements have resulted in a decline in the global total of infrastructure project debt of EUR2,049m.

At BAA, sterling-denominated Net debt decreased GBP267m since December 2007, with the main variations being as follows:

- In June 2008, an agreement was reached whereby the PIK debt contributed by GIC (which owned 10% of the top company in the BAA group, FGP Topco) was capitalised. This debt amounted to GBP486m including unpaid interest; the nominal value of the debt was GBP385m, with a ten-year term and a 13% coupon.

- In April 2008, a loan for GBP411m made available by the EIB was cancelled against other existing lines of credit. Simultaneously, the EIB committed to making a new loan of up to GBP439m available when the new structure was finalised, subject to certain conditions.

- In February 2008, BAA obtained a new capex line of up to GBP800m in addition to its. The new line matures in April 2011 and has a coupon of LIBOR plus 233.75bp, which steps up in July 2008 (+16.5bp), January 2009 (+22bp) and July 2009(+22bp).

- At 30 June 2008, the amount of the lines of credit for investment drawn down was GBP970m, part of which was used to retire the EIB loan. The undrawn amount of the lines of credit at that date was GBP1,100m, covering forecast requirements for investment in new projects in 2008 and 2009.

- Meanwhile, the euro-sterling exchange rate also made an impact on the value of BAA's euro denominated bonds outstanding on 30 June 2008, which posted an increase of GBP130m. This

impact was offset by the cross currency swap hedges taken out by the company to cover exchange-rate risks on these bonds.

As regards the debt at the other group companies, the principal variations in the first half of 2008 were as follows:

- At the Airports division, the variation was fundamentally a reflection of the decline in debt made available to Ferrovial Infraestructuras, S.A. in 2006 for the purpose of financing capital at FGP Topco (BAA). This debt totals GBP1,362m, EUR122m less than 2007, due to sterling weakness against the euro.

Unaudited figures, in EUR million

CONSOLIDATED CASH FLOW

	Ex-infra projects cash flow	Infra projects cash flow	Eliminations	Consolidated cash flow
EBITDA	330	954	0	1,284
Tax pament	-8	-4	0	-12
Dividends	340	0	-340	0
Working capital	-279	28	0	-251
Operating flow	384	978	-340	1,022
Investment	-452	-1,152	49	-1,554
Divestment	3	772	0	776
Investment flow	-448	-379	49	-778
Activity flow	-65	599	-291	243
Interest flow	-76	-854	0	-930
Capital flow & Minorities	0	59	-49	10
Dividends	-127	-364	340	-151
Forex	116	1,922	0	2,038
Other (Non-cash)	-61	412	0	351
Net debt variation	-214	1,775	0	1,561
Net debt initial position	-1,987	-28,276	0	-30,264
Net debt final position	-2,201	-26,502	0	-28,703

	Construction	Services	Toll roads & car parks	Airports	Others	Total
EBITDA	151	182	10	-9	-4	330
Tax pament	-4	-5	0	0	0	-8
Dividends	0	4	336	0	0	340
Working capital	-124	-120	8	0	-41	-279
Operating flow	23	61	355	-9	-45	384
Investment	-22	-84	-124	0	-221	-452
Divestment	0	3	0	0	0	3
Investment flow	-22	-81	-124	0	-221	-448
Activity flow	1	-20	230	-9	-266	-65
Interest flow	38	-33	-1	-61	-21	-76
Capital flow & Minorities	0	0	0	0	0	0
Dividends	-196	-1	-50	31	89	-127
Forex	-8	6	0	122	-4	116
Other (Non-cash)	-7	-4	1	17	-68	-61
Net debt variation	-172	-52	180	101	-270	-214
Net debt initial position	1,911	-1,413	173	-2,182	-477	-1,987
Net debt final position	1,739	-1,465	353	-2,081	-747	-2,201

	Construction	Services	Toll roads & car parks	BAA	Other airports	Total
EBITDA	1	39	336	575	3	954
Tax pament	0	11	-13	-1	0	-4
Dividends	0	0	0	0	0	0
Working capital	43	72	20	-109	2	28
Operating flow	43	122	343	464	6	978
Investment	-46	-143	-201	-753	-9	-1,152
Divestment	0	0	0	772	0	772
Investment flow	-46	-143	-201	19	-9	-379
Activity flow	-2	-21	142	483	-3	599
Interest flow	-1	-50	-217	-584	-2	-854
Capital flow & Minorities	0	0	59	0	0	59
Dividends	0	-5	-359	0	0	-364
Forex	0	123	586	1,214	0	1,922
Other (Non-cash)	7	-2	-55	463	0	412
Net debt variation	4	44	156	1,576	-5	1,775
Net debt initial position	-34	-1,664	-8,743	-17,808	-28	-28,276
Net debt final position	-30	-1,620	-8,587	-16,232	-34	-26,502

Unaudited figures, in EUR million

GROSS CAPITAL EXPENDITURE

	jun-08
Construction	22.6
Servicies	84.1
Toll roads & Car parks	122.2
Airports	0.0
Others	269.4
Total	**498.2**

The bulk of investments fell under the heading of "Other", and related to the purchase of Cintra shares (EUR105m), Ferrovial treasury stock (EUR60m) and land in Valdebebas (EUR104m).

Capital expenditure at Toll motorways and Car parks reflects the purchase of Cintra treasury stock and capital contributions to various projects.

Unaudited figures, in EUR million

5 APPENDIX I

EXCHANGE-RATE MOVEMENTS

	Exchange-rate Last (Balance sheet)	Change% 08/07	Exchange-rate Mean (P&L)	Change% 08/07
GBP	0.7904	7.5%	0.7780	15.2%
Chilean Peso	825.4	13.6%	726.6	2.0%
US Dollar	1.5736	7.9%	1.5447	15.7%
Canadian Dollar	1.6021	10.9%	1.5535	3.5%
Swiss Franc	1.6064	-3.0%	1.6013	-2.1%
Polish Zloty	3.3532	-6.9%	3.4697	-9.6%

Unaudited figures, in EUR million

6 APPENDIX II

KEY EVENTS

✓ **Note for investors relating to the proposed tax reforms in line with the abolition of the Industrial Building Allowance ("IBA") announced by the UK government and the likely repercussions on BAA and Ferrovial (31 January).**

The UK government announced in its March 2007 Budget that the IBA would be abolished within three years from 1 April 2008. BAA and other affected companies protested energetically against the abolition, but in a subsequent announcement on 17 December 2007, the government confirmed its intention of doing away with the IBA. In the current regulatory environment and assuming no future changes, the present value of the reduction in cash flows for the affected assets is approximately GBP500m. Although still subject to interpretation, the impact on BAA's accounts is likely to be approximately GBP1,400m of deferred tax, and the impact on Ferrovial's net profit approximately EUR1,230m in 2008. This impact has no cash outflow implications. The abolition of the IBA has already been taken into account in BAA's debt refinancing process.

✓ **AGM (28 March).**

Grupo Ferrovial held its shareholders' annual general meeting and approved the 2007 accounts and the distribution of a EUR1.15 dividend charged to those results, which implied a supplementary dividend payment of EUR 0.77 on 13 May 2008.

✓ **BAA announces an agreement to sell World Duty Free ("WDF") to Autogrill for GBP546.6m (10 March) and the approval of the deal by the competition authorities (21 May).**

BAA is selling WDF as part of its programme to dispose of non-strategic assets. WDF signed a 12-year concession agreement with BAA to operate the duty free shops in seven UK airports

✓ **BAA issues a press release in response to the Civil Aviation Authority ("CAA") regarding its published tariff review covering the next five years (11 March).**

After the CAA's tariff review, BAA remains committed to upgrading its UK airports and will invest GBP4,800m (around EUR6,270m) to this end in the next five years. Nonetheless, BAA considers that the new tariffs do not take sufficient account of the magnitude of the challenges it will face, the difficulties in developing infrastructure projects of the size required at the airports, the total cost of increasing security or the impact of the credit crunch.

✓ **BAA announces that Airport Property Partnership ("APP") has reached an agreement to sell a portfolio of 33 assets to The Arora Family Trust for GBP265m (21 March).**

This deal includes the sale of two properties currently under construction, and that will be financed by BAA and Morley until they are completed. The assets transferred represent approximately 25% of the total value of APP's portfolio.

✓ **BAA publishes a press release updating progress on its refinancing process (8 April).**

In future, BAA intends to fund investments in its regulated activities with bond issues in the financial markets. However, at present BAA is considering funding investment with a combination of bank loans and bond issues. As part of the refinancing process, BAA wants to migrate the existing bondholders to a ring-fenced structure secured on the regulated assets. BAA also intends to obtain a bank loan secured on the regulated airports that the group owns in the UK.

✓ **BAA Limited and the European Investment Bank ("EIB") issue a joint press release concerning the agreements between the two entities in relation to the refinancing of BAA (18 April).**

The EIB has agreed to transfer the lines of credit extended to the airport management company to the investment-grade ring-fenced securitised structure that BAA is intending to set up, backed by its regulated assets. The EIB has agreed to increase the available loan by GBP50m. The agreement to transfer the lines of credit to the securitised structure is subject to certain conditions, including that the refinancing be complete before mid-July 2008.

- ✓ **BAA makes an announcement regarding the request to the Association of British Insurers ("ABI") that the necessary procedures be put in place to identify BAA's bondholders, as part of BAA's refinancing process. As part of the refinancing, the shareholders agree to inject GBP400m into the group (9 May).**

- ✓ **Grupo Ferrovial S.A. confirms acceptance of the basic banking conditions required for a GBP7,650m bank loan for BAA (2 June).**

EVENTS SUBSEQUENT TO THE CLOSE

- ✓ **BAA announces the successful conclusion of talks held with a special committee of bondholders and regarding starting to issue proposals for the migration of the existing bonds (14 July).**

The successful conclusion of the talks held with a special committee of bondholders under the auspices of the ABI, thus ensuring the latter's support for proposals to refinance certain bond issues. Start of the issuance term for the proposals to migrate the current non-convertible denominated in euros and sterling to a new ring-fenced investment-grade corporate structure that will be secured on BAA's regulated assets.

Unaudited figures, in EUR million

7 APPENDIX III

KEY CONTRACT WINS

Construction

- ✓ Maintenance and operation of a section of the A-2 from Calatayud to Alfajarín
- ✓ New road in Icod de los Vinos – El Tanque, Tenerife
- ✓ A-60 dual carriageway. Section: Santas Martas - León
- ✓ Construction of a prison in Puig de Les Basses de Figueres, Girona
- ✓ Eje Atlántico high-speed rail track. Section: Rialiño-Padrón (A Coruña)
- ✓ A-23 Mudéjar dual carriageway, section from Cadearenas to Lanave, Huesca
- ✓ Works on line 1 of the Granada light metro. Section II, subsection II, Pk1,800 – Campus de la Salud
- ✓ Construction of a platform for the new high-speed Levante rail access, from El Carrus to Elche
- ✓ Office buildings in the Vía Norte business park, plot M1-4 APE 08.14 at Las Tablas, Madrid
- ✓ Assembly base at Villarrubia de Santiago. High-speed rail access Madrid-Cuenca-Valencia.
- ✓ Maritime station in the port at Alcudia, Mallorca
- ✓ Emergency works to facilitate the utilisation of resources at the desalination plant in Carboneras, Almería
- ✓ Design of the terminal building and planning of the pre-construction work at London Heathrow airport
- ✓ Mixed centres, institute of mathematical sciences and institute of theoretical physics CSIC-UAM in Madrid
- ✓ Building for the Príncipe de Asturias institute of molecular medicine at the Universidad de Alcalá de Henares
- ✓ 70 housing units, store rooms, garage and urbanisation of plots 106-107 located at PAU-4 de Móstoles, Madrid
- ✓ Construction of the old people's home and day-care centre in Sonseca, Toledo
- ✓ Industrial building for a logistics centre for Unicaja in the new technology park in Humilladero, Málaga
- ✓ Provision of resources for the Tagus transfer – security for TM irrigation at Pliego, Murcia
- ✓ 83 social housing and 1 commercial units and 87 parking spaces at Les Franqueses del Vallés, Barcelona
- ✓ Pathology correction at public, inherited [heritage?] and other buildings in use owned by the Madrid city council
- ✓ Expansion of the tertiary treatment facilities at the waste water treatment centre at La Gavia, Madrid
- ✓ Completion of the second phase of the old people's home in Torrejón de Ardoz, Madrid
- ✓ Construction of a water treatment plant as part of the construction of a yeast manufacturing plant in Valladolid
- ✓ Biological waste water treatment plant and annexes in Valladolid
- ✓ Urbanisation project on the Sant Raimon de Penyafort ring road, section II, Llull-Cristofol de Moura
- ✓ 54 social housing units, store rooms and garage in block BA 08 P Sector 3 at Paracuellos del Jarama, Madrid
- ✓ Urbanisation of the Las Castellanas industrial estate in the municipality of San Fernando de Henares, Madrid
- ✓ Works at the La Rábida refinery, Huelva
- ✓ Refurbishment work at the former Bank of Spain subsidiary's building in Córdoba
- ✓ Execution of work to widen CEIP 2 lines Pinyana d'Alfarràs, Segriá (Lleida)
- ✓ Infant and primary school in Rincón de Bonanza en Orihuela, Alicante
- ✓ Conversion of building in the Michelin España Portugal, S.A. building in Aranda de Duero, Burgos
- ✓ Type 2 swimming pool, Piscina tipo 2, basic multi-purpose pool in the municipality of Santa Úrsula, Tenerife
- ✓ Municipal multi-sports facility and covered swimming pool in Marchamalo, Guadalajara
- ✓ Initial phase of construction work at the Barranco Perdido de Enciso theme park, La Rioja
- ✓ Building for the professional occupation training centre on the Jerez campus
- ✓ Construction of a 12-unit primary education centre and gymnasium in Navalcarnero, Madrid
- ✓ 30 apartments and garages at No. 2 Centenario Street, Rota, Cádiz
- ✓ Platform adaptation. Tenerife/Sur airport
- ✓ Renovation work in the market square in Pola de Siero, Asturias
- ✓ Drainage and waste water treatment in municipalities in Vega Baja, Alicante
- ✓ Access points to land for showground use in UE-141 of the general plan for Arganda del Rey, Madrid
- ✓ Expansion of the Don Carlos hotel in Marbella, Málaga

Infrastructure

- ✓ Operation of the car park at Palma de Mallorca airport
- ✓ Regulation of restricted ORA metered parking in Torrijos, Toledo

Services

- ✓ Urban waste collection, container management and cleansing in Estepona (Málaga)
- ✓ Cleaning services at the Carlos Haya regional university hospital and annexes
- ✓ Cleaning services for the hospital complex in Ourense
- ✓ Cleaning and public green space maintenance services, Zona Norte, Móstoles (Madrid)
- ✓ Highway maintenance in the province of Ávila
- ✓ Solid waste collection and transport for the Mancomunidad Sierra Occidental de Huelva
- ✓ Expansion of highway cleansing services and urban waste collection in Baracaldo
- ✓ Cleaning services for the La Inmaculada hospital, Almería
- ✓ Michelin internal logistics plant, Valladolid
- ✓ Integrated maintenance and management of the Foundation hospital, Alcorcón

Unaudited figures, in EUR million

INVESTOR RELATIONS DEPARTMENT

Address: Príncipe de Vergara 135, 28002 Madrid

Telephone: +34 91 586 28 26
+34 91 586 27 60
+34 91 586 27 81

Fax: +34 91 586 26 89

e-mail: ir@ferrovial.es

web: http://www.ferrovial.com


CHICAGO SKYWAY
ferrovial

2008 First Half Results

BAA Update

Permanent financing

CEO, Joaquín Ayuso



Joined Ferrovial in 1982
Civil Engineer
CEO since 2002

CFO, Nicolás Villén



Joined Ferrovial in 1993
Industrial Engineer
MBA Columbia University
MSc University of Florida

- **2008 First Half Results**
  - BAA Update
    - Permanent financing

Annexes

Traffic Data | BAA Refinancing | 1H 2008 Results

Main highlights

- Euro appreciation versus GBP (15%) & USD (16%) hits accounting results
- Accounting impact (non-cash) of financial instruments valuations
- Lower amount of net one-off results (€213 vs €705)
- BAA – T5 Higher Opex, depreciation & financial charges
- Slowdown of domestic construction (-13%) vs international growth (+15%)
- Tariff increases to offset lower traffic, in both toll roads and airports

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

H1 2008 - Key figures

Profit & Loss	Jun-08	Jun-07	Δ%	L-f-L *
Revenues	6,735	7,100	-5%	4%
EBITDA	1,284	1,467	-13%	-4%
Depreciation	593	550	8%	21%
EBIT	691	917	-25%	-20%
Financial result	-1,102	-903	-22%	1%
Derivatives	-212	102		
Financing costs	-889	-1,005		
Net "one-off" results	213	705		
NET PROFIT	59	756	-92%	n.s.
Balance Sheet	Jun - 08	Dec - 07		
Net consolidated debt	28,703	30,264	-5%	
Backlog	Jun - 08	Jun - 07		
Construction	9,218	8,728	6%	
Services	9,908	9,256	7%	

Non-cash impact → Derivatives

T5 depreciation → Depreciation L-f-L 21%

* L-f-L P&L excluding disposals, forex exchange impact and hedge instruments. All business divisions presented under like-for-like (l-f-l) comparison

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

Net debt position June 2008

"Recourse debt"
€ 2.2 Bn
8% of total debt

"Non - recourse debt"
(Project finance)
€ 26.5 Bn
92% of total debt

	Jun-08	Dec-07
Construction	-1,739	-1,911
Services	1,465	1,413
Holding - others	747	477
NDP Group ex-infrastructures (a)	473	-22
Ferrovial Infraestructuras	2,081	2,182
Cintra S.A.	-353	-173
NDP Infrastructure holdings (b)	1,728	2,009
NDP ex infrastructure projects c = (a+b)	**2,201**	**1,987**
BAA	16,232	17,808
Tubelines & other Amey's concessions	1,619	1,664
Toll roads	8,587	8,743
Others	64	62
NDP infrastructure projects (d)	**26,502**	**28,276**
Net debt position (c+d)	**28,703**	**30,264**

NDP: Net debt position

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30
Figures in million Euros

Consolidated cash flow - June 08

	Total	Ex- Infra Projects	Infra Projects	Adjustment
EBITDA	**1,284**	**330**	**954**	**0**
Dividends	0	340	0	-340
Tax payment	-12	-8	-4	0
Working capital	-251	-279	28	0
Operating cash flow	**1,022**	**384**	**978**	**-340**
Investment	-1,554	-452	-1,152	49
Divestment	776	3	772	0
Net investment cash flow	**-778**	**-448**	**-379**	**49**
Interest flow	-930	-76	-854	0
Capital flow & Dividends	-141	-127	-305	291
Forex	2,038	116	1,922	0
Other (no cash)	352	-61	412	0
Net debt variation	1,561	-214	1,775	0
Net debt initial position	-30,264	-1,987	-28,276	0
Net debt final position	-28,703	-2,201	-26,502	0

€ 1bn Operating Cash Flow

to finance growth capex

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

Business divisions

BAA - T5: Higher Opex, depreciation & financial charges

- ***New capital structure*** - *GIC capitalized PIK debt + annual interest since 2006*

	Current	Previous
FER	**55.87%**	61.06%
CDQP	**26.48%**	28.94%
GIC	**17.65%**	10.00%

L-f-L	Jun-08
Sales	**+10%**
EBITDA	**-13%**
Depreciation	**+31%**

- ***T5***
  - *Operating costs (+29%)*
  - *Depreciation (+31%)*

2008 - 2013 tariffs to offset higher costs over Q5 period

Security queue performance (LHR-June): **99%** < 5 minutes; **100%** < 10 minutes

<10'	June'08	June'07
LHR	100%	93%
LGW	99%	90%

- ***Slight total traffic decline*** *(-0.4%). Long haul traffic growth (+1.5%) with higher profitability*

* L-f-L P&L excluding disposals, forex exchange impact and hedge instruments

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

CINTRA - Tariff increases to offset lower traffic

- ***Double digit organic growth (Sales & EBITDA)***
- ***EBITDA growth vs Weak traffic***

Jun-08/07	***EBITDA****	*Traffic*
ETR-407	***10.3%***	*+2.5%*
Indiana	***5.6%***	*-8.2%*
Skyway	***14.9%***	*-12.0%*

(*) – Local currency

L-f-L	Jun-08
Sales	**+10%**
EBITDA	**+12%**

Organic growth

€2Bn raised to finance Toll road Projects

ETR 407	CAD	550Mn
Greece	Euro	401Mn
Texas (SH130)	USD	1,358Mn
Autema	Euro	618Mn

* L-f-L P&L excluding disposals, forex exchange impact and hedge instruments

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

Services - Organic growth

- *Sales +11%, EBITDA +9%, excluding Tube Lines*
- *Profitability improvement at Swissport*
- *Order book high single digit growth*

Organic growth

L-f-L	Sales	EBITDA
Tube Lines	-1%	-22%
R. of Amey	+17%	+5%
Swissport	+8%	+34%
R. of Services	+9%	+7%
TOTAL	+9%	+3%
Order book	+7%	

* L-f-L P&L excluding disposals, forex exchange impact and hedge instruments

Construction - domestic slowdown (-13%) vs International growth (+15%)

- ***Double digit international growth***
  (Sales / EBITDA / Backlog)
- *Domestic activity stable at c. -10%*
- *Budimex EBIT reach 3% vs. 0.4%*
- *Webber Backlog +27%*

L-f-L	Domestic	International	Total
Sales	**-13%**	**+15%**	**-5%**
EBITDA	**-12%**	**+27%**	**-5%**
EBITDA Margin	**7.5%** (+10bp)	**4.1%** (+40bp)	**6.3%**
Backlog	**-3%**	**+24%**	**+6%**

Organic growth

* L-f-L P&L excluding disposals, forex exchange impact and hedge instruments

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

- 2008 First Half Results
- **BAA Update**
  - Permanent financing

Annexes

Traffic Data | BAA Refinancing | 1H 2008 Results

BAA Financing Structure

- *Average cost lower than Pre-refinancing & credit crunch (7.5% vs 7.8%)*
- *Spread to step down as bank facility outstanding amount will reduce*
- *Rising inflation to boost tariffs*

BAA Financing Structure


Pre Refinancing
Shareholders
Subordinated Facility
ADIL
Senior Term Loan
2008 Capex Facility
Existing Bonds
Acquisition Capex Facilities
Bond Refinancing Facility
BAA Ltd
Designated Airports
Non Designated Assets
Post Refinancing
Shareholders
ADIL
NewCo
BAA Ltd
Non Designated Holdco
Non Designated Group
Non-Designated Facilities
Bank facility: £1,000m
Capex & WC facility: £255m
Des Sub-Holdco
Subordinated Facility £1,566Mn
Sub-Holdco
Security Parent
Designated Airports
Security Group Facilities
Existing Bonds: £4,499m
Refinancing Facility: £4,400m
Capex Facility: £2,700m
Working Capital Facility: £50m
EIB Facility: £435m
Liquidity Facility: £600

Figures in million Euros

Sources and Uses

Sources of funds	(£ '000)
BAA Bonds - Class A	4,499
EIB –Class A	435
Class A Bank Facilities	3,400
Class B Bank Facilities	1,000
Subordinated Debt	1,566
Non-Designated Asset Debt	1,000
Equity	424
Total Sources	**12,324**

Uses of funds	(£ '000)
BAA Bonds	4,503
ADIL Senior Acquisition Facilities	2,660
BAA Bond Refinancing Facility	200
BAA Capex Facilities	2,050
ADIL Junior Acquisition Facilities	1,966
Pre-paid interest	332
Accrued unpaid interest	236
Fees and Ancillary	377
Total Uses	**12,324**

Security Group Facility - Back Stop Facility

Amount withdrawn ("Refinancing Facility")

- Class A £3,400
- Class B £1,000

- **Average Cost: Libor + 186 bp**

To cancel

- Senior acquisition debt
- Capex facility

- **Average Cost: Libor + 227.5bp (July´08) + 267.5bp (July´09)**

Financial terms

Facility		Amount	Spread	Maturity
Refinancing	Class A	3,400	175bp	2010-13
	Class B	1,000	225bp	2010-13
CAPEX	Class A	2,300	100bp	2013
	Class B	400	125bp	2013
Working capital		50	100bp	2013

Spread to step down as outstanding amount will reduce

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Security Group Facility – Bond migration

Migration of Existing Bondholders

Pre-2002 Securities	Coupon increase	New coupon
£300m 11.75% due 2016	0.70%	12.45%
£250m 8.50% due 2021	0.70%	9.20%
£200m 6.375% due 2028	0.70%	7.075%
£900m 5.75% due 2031	0.70%	6.45%

Total of £92.52 million in NPV

Post-2002 Securities	Coupon increase	New coupon
€1000m 3.875% due 2012	0.10%	3.975%
£400m 5.75% due 2013	0.10%	5.85%
€750m 4.50% due 2014	0.10%	4.60%
€750m 4.50% due 2018	0.10%	4.60%
£750m 5.125% due 2023	0.10%	5.225%

Early incentive of 0.25% of the nominal value of the bonds payable to all holders voting in favour by 29 July 2008 (actual cost £10.6m)

Non regulated airports – Bank facility

- **Seven years facility - GBP 1,000 m**
- **Capex & working capital - GBP 255 m**

Spreads

Years 1-3: 175bp

Years 4-5: 215bp

Years 6-7: 240bp

Robustness – Sensitivity test

Solvency and key ratios have been tested at the base case and at the following ***sensitivities***:

- **Reduction in EBITDA by 10%**
- **Increase in Capex by 20%** which is not taken into the RAB
- A combined sensitivity modeling both of the above together

In all cases the key covenants and trigger points have been met

Financial strength

Trigger points and Covenants – Designated Airports

	31st December 2008		31st December 2009	
ICR	**Class A**	**Class B**	**Class A**	**Class B**
Base Case	2.80	2.39	2.44	2.07
10% less EBITDA	2.26	1.92	2.10	1.78
20% more capex	2.76	2.35	2.37	2.03
Combined	*2.22*	*1.90*	*2.05*	*1.74*
Trigger	1.40	1.20	1.40	1.20
RAR				
Base case	67.50%	75.40%	66.10%	74.20%
10% less EBITDA	68.00%	75.90%	67.20%	75.50%
20% more capex	68.50%	76.30%	68.80%	77.40%
Combined	***68.90%***	***76.80%***	***69.90%***	***78.60%***
Trigger	70.00%	85.00%	70.00%	85.00%
Covenant	92.50%		92.50%	

All triggers and covenants are met under all scenarios

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

Trigger points and Covenants – Sub debt

Sub Debt Ratios	**Dec-08**	**Jun-09**	**Dec-09**
Interest Cover			
Base case	2.04x	1.84x	1.84x
Less 10% EBITDA	1.83x	1.65x	1.65x
Plus 20% Capex	2.02x	1.82x	1.80x
Combined	1.82x	1.63x	1.61x
Covenant level	***1.05x***	***1.10x***	***1.10x***
Debt Cover			
Base case	0.88	0.87	0.85
Less 10% EBITDA	0.88	0.87	0.86
Plus 20% Capex	0.89	0.89	0.88
Combined	0.89	0.90	0.89
Covenant level	***1.00***	***1.00***	***1.00***

Covenants are met under all scenarios

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

- 2008 First Half Results
- BAA Update
  - Permanent financing

Annexes

Traffic Data BAA Refinancing 1H 2008 Results

Traffic - Airports: BAA

Only 4 of last 47 years with negative growth

Historic passenger levels at Heathrow, Gatwick and Stansted


CAGR 6,8%
1st Oil Crisis CAGR 5,0%
2nd Oil Crisis CAGR 5,0%
1st Gulf War
CAGR 4,7%
9/11
CAGR 3,2%
140
120
100
80
60
40
20
0
1960
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006

Resilience to shocks and economic downturns

Figures in million Euros

BAA - Traffic evolution after economic/political crisis

1973 - First oil Crisis


32
30
28
26
24
22
1973
1974
1975
1976
1977

-3,3% 5,8% 8,7% 3,6%

1982 - Second oil Crisis


44
42
40
38
36
34
1980
1981
1982
1983
1984

-0,2% 1,2% 4,5% 10,3%

Demand shocks have been always followed by periods of renewed growth

1991 – First Gulf War


80
75
70
65
60
55
50
45
40
1990
1991
1992
1993
1994

-6,5% 10,7% 4,8% 7,6%

2001 - 11-S Terrorist attacks


120
115
110
105
100
95
90
2000
2001
2002
2003
2004

-2,7% 3,2% 3.0% 6,8%

Figures in million Euros

Toll roads: weak Traffic growth - Spain

Europistas – A8

3 years of negative growth in last 25 years

Revenues always up

Years of negative traffic growth (3)

	1983	1993	1995
Traffic	-1.3%	-0.7%	-0.5%
Revenues	+16.8%	+3.4%	+5.2%

AUTEMA

1 year of negative growth in last 22 years

Revenues marginally down (-1.5%)

Years of negative traffic growth (1)

	1993
Traffic	-4.8%
Revenues	-1.5%

Traffic quick return to or above historic levels


-1,3%
4,6%
7,2%
12,2%
9,7%
13,7%
13,6%
6,8%
1983
1984
1985
1986
1987
1988
1989
1990


-4,8%
4,2%
6,9%
0,0%
8,8%
10,2%
11,9%
14,2%
1993
1994
1995
1996
1997
1998
1999
2000

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

- 2008 First Half Results
- BAA Update
  - Permanent financing

Annexes

Traffic Data | **BAA Refinancing** | 1H 2008 Results

Security Group Facility - Back Stop Facility

Facility	Refinancing				Capex		Working Capital
Total Amount	£4,400m				£2,700m		£50m
Tranching	Class A - £3,400m		Class B - £1,000m		Class A - £2,300m	Class B - £400m	Class A
Primary purpose	Refinance Original senior Facilities and 2008 Capex Facility and part of the Original Subordinated Facility and payment of transaction costs.				Finance capex requirements of the Security Group.		General corporate and working capital purposes of the Airports.
Margin (bps)	Amount Outstanding	Margin	Amount Outstanding	Margin	While the Refinancing Facility is outstanding, the margin payable is equal to the margin applicable to that facility for the relevant Class including any step ups and thereafter.		
	£0-1.2bn	100	£ 0-0.33bn	150			
	£1.2-2.2bn	125	£0.33-0.66bn	200	100	125	100
	£ 2.2-3.2bn	150	£0.66-1.00bn	225			
	£3.2-3.4bn	175					
Margin Step-Up (commencing month 25)	25bps every 6 months (subject to a maximum total step-up of 150bps)				In addition, while Senior RAR>70% the Class A loan margin increases by 25bps and while Junior RAR >85 Class B loan margin increases by 25bps.		
Tenor	Year	Maturing	Year	Maturing	5 years		
	March 2010	£800m	March 2010	£200			
	March 2011	£750m	March 2011	£250			
	March 2012	£750m	March 2012	£250			
	March 2013	£1,100m	March 2013	£300			

Spread to step down as outstanding amount will reduce

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Ratio calculations

- The transaction has two key financial ratios applying to Class A and Class B Debt. The Senior ICR and Senior RAR include Class A debt only, the Junior ICR and Junior RAR include both Class A and Class B debt

1.	**Interest Cover Ratio ("ICR")**	Cash flow from Operations less 2% of RAB[1] less tax, divided by interest paid
2.	**Regulatory Asset Ratio ("RAR")**	Net debt as a proportion of Regulatory Asset Base

RAR Calculation

- RAR calculations are based off the RAB published by the Airports in their respective regulatory accounts for each regulatory year. The RAB published in these accounts is based on actual capex spend in each period
- The Airports have discretion over their capex programme, subject to triggers in certain cases. Actual capex spent within the quinquennium may diverge from the profile anticipated and agreed with the CAA at the time of the price determination
- Whilst the CAA determines and publishes RAB at the start and end of each regulatory period, mid-period RAB is determined by the Airports without CAA confirmation
- However where any correspondence or communication with the CAA has indicated that any capital expenditure will not be included in the RAB, this amount shall be excluded from the calculations
- When the CAA publishes its final price control review decision, RAB is readjusted accordingly

Notes: 1. 2% of RAB serves as a maintenance capex proxy

Covenants

- This includes financial ratio tests based on the ratio of debt to the Regulatory Asset Base of the Security Group as well as Interest Cover Ratios. Financial ratio tests are used in a number of provisions as set out below:

	Financial Covenant if:	Trigger Event if:	Additional Indebtedness if:
Senior RAR	>92.5%	> 70%[1]	< 72.5%
Junior RAR	-	> 85%	< 90%[2]
Senior ICR	1.05x[3]	< 1.40x	-
Junior ICR	-	< 1.20x	-

1. 72.5% from 1 April 2018
2. This level is 85% while the Refinancing Facility remains outstanding
3. The Senior ICR financial covenant is a 3 year average historical Senior ICR test

- Trigger Events
  - These provide an early warning when there is deterioration in the business
  - Key consequences include full distribution lock-up, provision of additional information covenants and remedial plans
- Limitations on Additional Indebtedness Tests
  - These provide limitation on the quantum of debt that can be incurred at the Senior and Junior levels
  - RAR ratios are set wide of the Trigger Event ratios to allow capital investment through a trigger period
- Events of Default
  - A financial covenant has been provided based on Senior RAR and average 3 year historical Senior ICR
  - Other events of default include non-payment (of Class A or Class B debt) and any of the Borrower Security ceasing to be in full force and effect
  - A standstill of up to 12 months may apply if a Regulatory Restructuring Event occurs
- Control
  - Class A creditors as a group control most creditors decisions in the transaction (except for entrenched rights)

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

- 2008 First Half Results
- BAA Update
  - Permanent financing

Annexes

Traffic Data | BAA Refinancing | **1H 2008 Results**

Annex – Accounting and Like-for-Like data by Division

AIRPORTS

	Jun-08	Δ%	L-f-L
Sales	**1,566.4**	-16.4%	**10.0%**
EBITDA	**569.4**	-25.5%	**-12.9%**
Depreciation	**390.2**	+11.2%	**+30.7%**
EBIT	**179.1**	-56.6%	**-53.6%**

TOLL ROADS & CAR PARKS (CINTRA)

	Jun-08	Δ%	L-f-L
Sales	**515.7**	7.0%	**10.1%**
EBITDA	**346.4**	8.0%	**11.5%**
Margin %	**67.2%**	+60bps	**+80bps**

SERVICES

	Jun-08	Δ%	L-f-L
Sales	**2,282.4**	1.2%	**9.0%**
EBITDA	**220.8**	-2.9%	**3.0%**
Margin %	**9.7%**	-40bps	**-40bps**
EBIT	**142,4**	-6.7%	**-0.7%**
Margin %	**6.2%**	-60bps	**-60bps**
Backlog	**9,908**	7%	

CONSTRUCTION

	Jun-08	Δ%	L-f-L
Sales	**2,418.4**	-3.8%	**-4.5%**
EBITDA	**151.8**	-5.1%	**-5.0%**
Margin %	**6.3%**	-10bps	**-10bps**
EBIT	**122,3**	-5.5%	**-6.0%**
Margin %	**5.1%**		
Backlog	**9,218**	6%	

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

Operating Cash flow (Ex-Infrastructure Projects)

	Construction	Services	Toll roads & Car parks	Airports	Others	Total
EBITDA	**151**	**182**	**10**	**-9**	**-4**	**330**
Dividends	0	4	336	0	0	340
Tax payment	-4	-5	0	0	0	-8
Working capital	**-124**	-120	8	0	-41	-279
Operating cash flow	**23**	**61**	**355**	**-9**	**-45**	**384**
Investment	-22	-84	-124	0	-221	-452
Divestment	0	3	0	0	0	3
Net investment cash flow	**-22**	**-81**	**-124**	**0**	**-221**	**-448**
Interest flow	38	-33	-1	-61	-21	-76
Capital flow & Dividends	-196	-1	-50	31	89	-127
Forex	-8	6	0	122	-4	116
Other (no cash)	-7	-4	1	17	-67	-61
Net debt variation	-172	-52	180	101	-270	-214
Net debt initial position	1,911	-1,413	173	-2,182	-477	-1,987
Net debt final position	1,739	-1,465	353	-2,081	-747	-2,201

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

Operating Cash flow (Infrastructure Projects)

	Construction	Services	Toll roads & Car parks	Airports	Total
EBITDA	**1**	**39**	**336**	**578**	**954**
Dividends					0
Tax payment		11	-13	-1	-4
Working capital	43	72	20	-107	28
Operating cash flow	**43**	**122**	**343**	**470**	**978**
Investment	-46	-143	-201	-762	-1,152
Divestment	0	0	0	772	772
Net investment cash flow	**-46**	-143	**-201**	**10**	**-379**
Interest flow	-1	-50	-217	-586	-854
Capital flow & Dividends	0	-5	-300	0	-305
Forex	0	123	586	1,214	1,922
Other (no cash)	7	-2	-55	463	412
Net debt variation	4	44	156	1,571	1,775
Net debt initial position	-34	-1,664	-8,743	-17,836	-28,276
Net debt final position	-30	-1,620	-8,587	-16,265	-26,502

Figures in million Euros

Disclaimer

The information provided is based on all available information. Whilst care has been taken in collating the financial information neither Ferrovial, ADIL or BAA make any representation as to the accuracy of statements, estimates and projections with respect to its anticipated performance. Such statements, estimates and projections reflect various assumptions made by Ferrovial, ADIL and BAA concerning anticipated results, which assumptions may or may not prove to be correct. Actual results may vary materially and adversely from the projected results contained herein and may depend upon future events some of which are not within the control of Ferrovial, ADIL or BAA. Neither Ferrovial, ADIL or BAA assumes any responsibility for the accuracy and validity of the projections or for the provision of any updates should any change or update be made in the future.

The information and opinions contained in this document are not intended to be a comprehensive study and should not be relied on or treated as a substitute for specific advice

FTSE4Good

Dow Jones Sustainability Indexes
Member 2007/08



THANK YOU

INVESTOR RELATIONS DEPARTMENT
C/ Príncipe de Vergara, 135
28002 MADRID (Spain)
Tlf: +34 91 586 27 30
Fax: +34 91 586 28 69
e-mail: ir@ferrovial.es
website: www.ferrovial.com

END

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros